May 12, 2006

SEC Headquarters
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Please be advised that the submission made on May 10, 2006 on behalf of Credit Suisse Asset Management Income Fund, Inc. (the "Fund") (811-05012) (Accession
No: 0000891804-06-001632) on Form N-8A/A under the Investment Company Act of 1940 should be disregarded as it was made in error.

Should you have any questions involving this matter, please contact Aaron D. Wasserman, at 212-728-8622 of Willkie Farr & Gallagher LLP, counsel to the Fund.



                               CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

                               By: /s/ Steven B. Plump
                                   ---------------------------------------------
                                   Name: Steven B. Plump
                                   Title:  Chief Executive Officer and President